Exhibit 99.1

Silicon Motion Announces New $200 Million Share Repurchase Program and Management to Purchase Shares

TAIPEI, Taiwan and MILPITAS, Calif., August 1, 2017 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced that its Board of Directors has authorized a new program for the Company to repurchase up to $200 million of its ADS over a 12 month period. Separately, Silicon Motion executive officers have notified the Company that they intend to purchase $2.5 million of its ADSs.

“We believe that we are building a great business with a strong foundation of increasing depth and breath of storage products, from differentiated turnkey SSD controllers to unique SSD solutions that address the growing needs of PC OEMs, hyperscaler data centers, automotive OEMs and other applications,” said Wallace Kou, Silicon Motion’s President and CEO. “This year, our business is facing very strong headwind caused by temporary NAND supply tightness. As supply growth accelerates from new 3D NAND capacity coming on line, we believe current headwind will turn to tailwind and our business will rebound.”

Repurchases under the new program will be made in the open market or according to other methods in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The Company expects to use cash on hand to fund the repurchases. The plan does not obligate the Company to acquire any particular amount of ADS, and it may be suspended at any time at the Company’s discretion.

As of June 30, 2017, the Company had approximately $306.0 million of cash, cash equivalents, and marketable securities, compared to approximately $219.1 million the prior year.

The Company’s CEO, CFO and several other executive officers have notified us of their intention to acquire within the next 6 months a total of up to $2.5 million of the Company’s ADSs, subject to compliance with relevant securities laws and regulations and company policies.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and solutions and ship over 750 million NAND controllers annually, more than any other company in the world. Our controllers are widely used in embedded storage products such as SSDs and eMMCs which are found in smartphones, PCs and industrial and commercial applications. We also supply specialized high-performance hyperscale datacenter and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected third quarter of 2017 and full year 2017 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter of 2017 and full year 2017. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 28, 2017, as amended on May 2, 2017. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com

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